Exhibit 99.1

ASM International N.V.

ASMI Rejects the Unsolicited Combined Indicative Offer for its

Front-End Businesses from Applied Materials and Francisco Partners

BILTHOVEN, The Netherlands – June 20, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM). On June 17 ASMI received a combined, unsolicited indicative offer from Applied Materials and Francisco Partners for all of its Front-End activities. The offer consists of an offer from Applied Materials for its Atomic Layer Deposition (ALD) and Plasma Enhanced Chemical Vapor Deposition (PECVD) activities with an initial value indication in the range of USD 400 million to USD 500 million and an offer from Francisco Partners for the remainder of its Front-End activities, including its Epitaxy and Vertical Furnaces activities, with an initial value indication in the range of USD 225 million to USD 300 million.

After due and careful consideration the Management and Supervisory Boards of ASMI believe that the unsolicited offer for part of our Company significantly undervalues the Front-End business and fails to reflect its future prospects.

The wide offer value range, the complex structure of the combined offer and the unclear terms of the partnership furthermore represent significant uncertainty and execution risks for ASMI’s shareholders, employees and other stakeholders.

As such the Management and Supervisory Boards do not believe the offer is in the best interest of its shareholders, employees and other stakeholders. ASMI therefore rejects the unsolicited offer.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

In the US:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

At ASMI:

Erik Kamerbeek

Investor Relations

+31 30 229 8500

Erik.Kamerbeek@asm.com